EXHIBIT 2

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	September 30 2009	December 31 2008

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$93,128	$43,068
Concentrate awaiting settlement – Note 4	59	43,051
Taxes recoverable	979	638
Inventories – Note 5	22,710	16,590
Other assets – Note 6	1,443	3,193

	118,319	106,540
Mining interests	75,603	31,640
Mine restoration deposits	10,501	8,724

	$204,423	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,364	$13,996
Current portion of obligations under capital leases	856	1,992
Senior credit facility – Note 7	500	4,430

	8,720	20,418
Mine restoration obligations	11,312	8,455
Obligations under capital leases	632	1,130

	20,664	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 8	566,466	485,386
Stock options	3,066	2,305
Contributed surplus	13,006	12,336
Deficit	(398,779)	(383,126)

Total shareholders' equity	183,759	116,901

	$204,423	$146,904

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenue – before pricing adjustments	$–	$35,331	$–	$138,786
Pricing adjustments:
Commodities	10	(47,203)	4,382	(31,444)
Foreign exchange	(9)	2,992	(565)	6,807

Revenue – after pricing adjustments – Note 9	1	(8,880)	3,817	114,149

Operating expenses
Care and maintenance costs	2,533	–	8,799	–
Production costs	–	31,350	–	92,679
Inventory pricing adjustment – Note 5	(639)	5,618	(3,634)	5,474
Smelter treatment, refining and freight costs	4	6,528	82	18,070
Amortization	95	12,958	197	32,872
Insurance recovery	–	–	–	(13,800)
Loss (gain) on disposal of equipment	(21)	515	(21)	1,573
Asset retirement costs	131	155	320	463

Total operating expenses	2,103	57,124	5,743	137,331

Loss from mining operations	(2,102)	(66,004)	(1,926)	(23,182)

Other expenses
General and administration	1,790	3,831	6,059	5,837
Exploration	2,623	4,231	8,947	18,400
Interest and other costs (income) – Note 10	(206)	76	(1,546)	2,980
Foreign exchange loss (gain)	(115)	(244)	267	(467)

Total other expenses	4,092	7,894	13,727	26,750

Loss before taxes	(6,194)	(73,898)	(15,653)	(49,932)
Income and mining tax recovery	–	(2,656)	–	(1,672)

Net loss and comprehensive loss for the period	(6,194)	(71,242)	(15,653)	(48,260)
Deficit, beginning of period	(392,585)	(199,465)	(383,126)	(222,447)

Deficit, end of period	$(398,779)	$(270,707)	$(398,779)	$(270,707)

Net loss per share
Basic and diluted	$(0.06)	$(0.85)	$(0.17)	$(0.59)

Weighted average number of shares outstanding
Basic and diluted	104,099,989	83,832,622	94,592,696	81,903,252

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash provided by (used in)
Operations
Net loss for the period	$(6,194)	$(71,242)	$(15,653)	$(48,260)
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	400	–	3,285
Amortization	95	10,259	197	30,892
Amortization of deferred financing costs	–	21	18	184
Accrued interest and accretion on convertible debentures	–	–	(359)	–
Interest on convertible notes settled in shares	–	85	–	682
Accrued interest on mine restoration deposit	(1)	(45)	(8)	(129)
Unrealized foreign exchange loss (gain)	887	1,706	1,723	(6,394)
Unrealized commodity price loss (gain)	(1,720)	49,830	(9,643)	33,971
Asset retirement costs	131	155	320	463
Future income tax recovery	–	(2,925)	–	(2,121)
Stock based compensation and employee benefits	168	550	948	1,377
Loss (gain) on disposal of equipment	(21)	515	(21)	1,573

	(6,655)	(10,691)	(22,478)	15,523
Changes in non-cash working capital – Note 11	(2,295)	18,174	39,441	7,890

	(8,950)	7,483	16,963	23,413

Financing Activities
Issuance of common shares and warrants, net of issue costs	47,411	–	47,411	10,475
Repayment of senior credit facilities	(500)	(1,539)	(3,926)	(4,575)
Repayment of obligations under capital leases	(429)	(469)	(1,519)	(1,322)
Mine restoration deposit	–	(51)	–	(317)

	46,482	(2,059)	41,966	4,261

Investing Activities
Investment and advances to Cadiscor Resources Inc.	–	–	(1,135)	–
Additions to mining interests	(5,647)	(11,622)	(7,755)	(36,147)
Proceeds on disposal of mining interests	21	77	21	294

	(5,626)	(11,545)	(8,869)	(35,853)

Increase (decrease) in cash and cash equivalents	31,906	(6,121)	50,060	(8,179)
Cash and cash equivalents, beginning of period	61,222	72,548	43,068	74,606

Cash and cash equivalents, end of period	$93,128	$66,427	$93,128	$66,427

Cash and cash equivalents consisting of:
Cash	$77,775	$11,071	$77,775	$11,071
Short-term investments	15,353	55,356	15,353	55,356

	$93,128	$66,427	$93,128	$66,427

See accompanying notes to the consolidated financial statements

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Pursuant to unit offering, net of issue costs	16,000,000	45,220	–	–	–	–	–	–	45,220
Warrants issued:
On acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Pursuant to unit offering, net of issue costs	–	–	–	–	1,686	–	–	–	1,686
Warrants exercised	215,998	575	–	–	(182)	–	–	–	393
Stock options issued:
On acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock options exercised	85,800	113	–	–	–	–	–	–	113
Fair value of stock options exercised	–	139	–	(139)	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	(752)	–	–	670	–	(82)
Stock-based compensation expense	192,590	392	–	638	–	–	–	–	1,030
Net loss and comprehensive loss for the nine months ended September 30, 2009	–	–	–	–	–	–	–	(15,653)	(15,653)

Balance, September 30, 2009	120,070,132	$549,702	$–	$3,066	$16,764	$–	$13,006	$(398,779)	$183,759

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	5,417,830	26,501	–	–	–	(5,469)	5,469	–	26,501
For interest payments on convertible notes payable	151,427	682	–	–	–	–	–	–	682
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	198,678	1,015	–	362	–	–	–	–	1,377
Net income and comprehensive income for the nine months ended September 30, 2008	–	–	–	–	–	–	–	(48,260)	(48,260)

Balance, September 30, 2008	84,338,605	$467,115	$–	$2,035	$14,092	$575	$11,761	$(270,707)	$224,871
Common shares issued/issuable:
For principal repayments on convertible notes payable	694,039	1,769	2,062	–	–	(575)	575	–	3,831
For interest payments on convertible notes payable	13,758	32	18	–	–	–	–	–	50
Stock-based compensation expense	112,573	298	–	270	–	–	–	–	568
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(112,419)	(112,419)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
 for the nine months ended September 30, 2009
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a diversified precious metals company that owns multiple mines and minerals properties in mining friendly jurisdictions. Its principal asset is the Lac des Iles ("LDI") palladium mine, located in the Thunder Bay District in Ontario, which commenced operations in 1993. NAP's other significant asset is the Sleeping Giant gold mine located in the Abitibi region in Quebec, Canada, which is scheduled to reach commercial production in early 2010.

The Company's financial position and operating results at the LDI mine are directly affected by the market price of palladium in relation to the Company's production costs. The prices of palladium, foreign currency, and by-product metals (platinum, gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its LDI mine on care and maintenance effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

The LDI mine consists of an open pit mine, an underground mine and two processing plants (one of which was decommissioned in June 2001). The primary deposits on the property are the Roby Zone and the Offset High Grade Zone ("Offset Zone"). The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, the underground mine went into commercial production to access a higher grade portion of the Roby Zone.

The Offset Zone located on the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by Scott Wilson Roscoe Postle Associates Inc. ("RPA") in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth. In 2009 the Company discovered the Cowboy and Outlaw Zones, situated west of the Offset Zone.

In addition to mining, development and exploration activities around the LDI property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified.

The Company's Quebec based holdings consist of the Sleeping Giant mine, Discovery project, the Flordin and Cameron Shear and Florence Properties, and Laflamme Gold Property.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2008, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2008.

Adoption of New Accounting Standards

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. The adoption of this standard did not have a material impact on the Company's financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Future Accounting Standards

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net (loss) earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company's consolidated financial statements prior to such acquisitions.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements, and provide the Canadian equivalent to International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly if the impairment imposed needs to be reassessed.

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

The Company continues to refine its scoping plan, project timeline, and evaluate the potential impact of existing standards and proposed amendments on its reported balances under IFRS. However, as a result of ongoing analyses and potential adjustments due to amendments to key IFRS standards, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

3.  ACQUISITION OF CADISCOR RESOURCES INC.

On March 31, 2009 the Company announced that it had entered into a definitive agreement pursuant to which the Company would acquire, by way of a plan of arrangement, all of the outstanding common shares of Cadiscor in an all-equity transaction. Coincident with the signing of the definitive acquisition agreement, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant mine in Quebec back into production.

Effective May 26, 2009, the Company acquired 100% of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to the convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

The following table summarizes the estimated preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559

8,688
Mining interests	36,740
Mine restoration deposit	1,769

$47,197

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,732
Current portion of obligation under capital lease	7

1,739
Mine restoration obligation	2,537
Long-term debt	11,066
Obligation under capital lease	27

$15,369

Net assets acquired	$31,828

TOTAL PURCHASE CONSIDERATION
Common share capital	$27,325
Stock options	1,014
Purchase warrants	1,168
Convertible rights on convertible debenture	1,437
Transaction costs	884

Total purchase price	$31,828

4.  CONCENTRATE AWAITING SETTLEMENT

The gross value of concentrate awaiting settlement represents the value of all by-product metals from production shipped to and received by the third-party smelters prior to October 2008.

All of the concentrate awaiting settlement is from one domestic customer at September 30, 2009 (2008 – two domestic customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount will be fully realized.

5.  INVENTORIES

Inventories consist of the following:

	September 30 2009	December 31 2008

Supplies	$12,572	$12,363
Gold inventory*	2,277	–
Crushed and broken ore stockpiles	7,861	4,227

	$22,710	$16,590

*
Gold inventory is comprised of unprocessed ore on surface in stockpiles or bins and unrecovered gold in either carbon or solution within the milling circuit.

Supplies inventory of $175 (2008 – $9,078) were expensed during the three months ended September 30, 2009 and $1,156 during the nine months ended September 30, 2009 (2008 – $29,022).

The Company recognized writedowns of obsolete supplies inventories of $nil (2008 – $nil) during the three months ended September 30, 2009 and $nil during the nine months ended September 30, 2009 (2008 – $80).

The Company recognized writedowns of concentrate inventory of $nil (2008 – $385) during the three months ended September 30, 2009 and $nil during the nine months ended September 30, 2009 (2008 – $241).

The Company recognized write-ups of crushed and broken ore stockpiles of $639 (2008 – $5,233 writedown) due to increasing commodity prices partially offset by the strengthening of the Canadian dollar during the three months ended September 30, 2009 and $3,634 during the nine months ended September 30, 2009 (2008 – $5,233 writedown).

6.  OTHER ASSETS

Other assets consist of the following:

	September 30 2009	December 31 2008

Investments	$–	$850
Prepaids	169	839
GST recoverable	661	1,475
QST recoverable	499	–
Other	114	29

	$1,443	$3,193

For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the company has elected to classify the instruments as held-for-trading for accounting purposes. Such investments are stated at fair value based on the closing market price of the companies' common stock on the last trading day on or before the Company's reporting date. Any gain or loss in the value of the investments is recognized in the income statement at each reporting date.

Investments in derivative instruments, consisting of warrants and options, are adjusted to fair value at each reporting date using the Black-Scholes option pricing model. Any resultant gain or loss is recognized in the income statement at each reporting date. For each of the various instruments, the inputs to the Black-Scholes models include the closing price of the issuers' common stock on the last trading day in the Company's reporting period, the exercise price of the instrument, the historical volatility for the issuers' common stock, and the expected life of the derivative instrument.

7.  SENIOR CREDIT FACILITY

The Company's senior credit facility is comprised of a Canadian dollar loan facility with an equipment finance company in the amount of $500. The interest rate under the Canadian dollar loan facility is Canadian LIBOR plus 2.50%, or 2.75% at September 30, 2009 (6.50% – September 30, 2008). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the facility, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

8.  SHAREHOLDERS' EQUITY

(a)
Authorized Capital Stock

  The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants

  The changes in issued common share purchase warrants for the quarter-end are summarized below:

	September 30 2009		December 31 2008
	Shares	Amount	Shares	Amount

Balance beginning of period	13,489,898	$14,092	12,089,998	$13,193
Issued pursuant to unit offering, net of issue costs	8,000,000	1,686	1,400,000	899
Issued pursuant to acquisition of Cadiscor	1,445,997	1,168	–	–
Warrants exercised	(215,998)	(182)	(100)	–

Balance, end of period	22,719,897	$16,764	13,489,898	$14,092

  In connection with the issue of the convertible notes in 2006, warrants to purchase 2,756,665 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,805,016	US$10.73	March 29, 2010
951,649	US$7.85	June 23, 2010

  In connection with the issue offering on December 13, 2007, and the subsequent over-allotment issued on January 9, 2008, warrants to purchase 10,733,233 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the acquisition of Cadiscor, all of Cadiscor's outstanding warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. The warrants issued and outstanding are as follows:

Number of Warrants	Exercise Price	Expiry Date

899,999	$2.12	March 1, 2010
330,000	$2.12	December 31, 2010

  On September 30, 2009, the Company completed an equity offering of 16,000,000 units at a price of $3.15 per unit for total net proceeds of $46,905 (issue costs $3,495). Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time on or prior to September 30, 2011 subject to early termination in certain circumstances.

  In connection with the unit offering, warrants to purchase 8,000,000 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

8,000,000	$4.25	September 30, 2011

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	September 30 2009
	Shares	Weighted- Average Exercise Price

Outstanding, beginning of year	1,461,100	$5.10
Issued pursuant to acquisition of Cadiscor	917,400	2.42
Granted	240,000	2.94
Exercised	(85,800)	1.32
Cancelled	(125,600)	7.54

Outstanding, end of period	2,407,100	$3.87

Options exercisable at end of period	1,453,933	$4.18

  During the nine months ended September 30, 2009, the Company granted additional options to employees, consistent with the 1995 Corporate Stock Option Plan.

  The fair value of the options granted during 2009 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.78%, expected dividend yield of 0%, expected volatility of 96%, and expected option life of 4 years. The estimated fair value of the options is expensed over the option's vesting period, which is 4 years. The weighted average exercise price of options granted in 2009 was $1.99 per option.

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  The Company has an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award. The RSU plan is administered by the Board of Directors, which determines after considering recommendations made by the compensation committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The compensation expense and liability are adjusted to reflect the changes in market value of the equivalent number of common shares during the vesting period.

  As at September 30, 2009, 313,620 (December 31, 2008 – 5,002) restricted share units have been granted and are outstanding at an aggregate value of $389 (December 31, 2008 – $9).

9.  REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2009
Three months ended September 30
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	10	–	–	–	–	–	10
Foreign exchange	(9)	–	–	–	–	–	(9)

Revenue – after pricing adjustments	$1	$–	$–	$–	$–	$–	$1

2008
Three months ended September 30
Revenue – before pricing adjustments	$35,331	$16,087	$5,918	$3,768	$5,131	$3,829	$598
Pricing adjustments:
Commodities	(47,203)	(33,009)	(10,650)	(538)	(1,600)	(1,159)	(247)
Foreign exchange	2,992	1,507	641	339	278	190	37

Revenue – after pricing adjustments	$(8,880)	$(15,415)	$(4,091)	$3,569	$3,809	$2,860	$388

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2009
Nine months ended September 30
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	4,382	2,977	1,139	204	(58)	132	(12)
Foreign exchange	(565)	(428)	(129)	(90)	63	29	(10)

Revenue – after pricing adjustments	$3,817	$2,549	$1,010	$114	$5	$161	$(22)

2008
Nine months ended September 30
Revenue – before pricing adjustments	$138,786	$67,105	$23,347	$11,186	$22,235	$12,543	$2,370
Pricing adjustments:
Commodities	(31,444)	(22,178)	(6,071)	218	(3,193)	(218)	(2)
Foreign exchange	6,807	3,837	1,278	633	620	364	75

Revenue – after pricing adjustments	$114,149	$48,764	$18,554	$12,037	$19,662	$12,689	$2,443

10.  INTEREST AND OTHER COSTS (INCOME)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Interest on convertible notes payable	$–	$83	$–	$651
Accretion expense relating to convertible notes payable	–	400	–	3,285
Interest on senior credit facilities	6	125	62	418
Interest on capital leases	17	35	70	129
Interest expense	18	69	118	540
Investment income	(93)	24	(676)	24
Deferred financing costs	–	21	18	184

	(52)	757	(408)	5,231
Interest income	(154)	(681)	(1,138)	(2,251)

	$(206)	$76	$(1,546)	$2,980

11.  STATEMENT OF CASH FLOWS

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash provided by (used in):
Concentrate awaiting settlement	$58	$1,412	$46,802	$6,964
Inventories and stockpiles	(2,512)	2,472	(2,066)	2,403
Other assets	511	13,024	2,614	(1,873)
Accounts payable and accrued liabilities	27	740	(8,029)	1,087
Taxes recoverable	(379)	526	120	(691)

	$(2,295)	$18,174	$39,441	$7,890

12.  SEGMENT INFORMATON

The Company is Canadian-based and is in the business of exploring and mining Platinum Group Metals ("PGMs"), gold and certain base metals. Its operations are organized into three reportable segments: LDI palladium mine, Sleeping Giant gold mine, and corporate and other. The two mines include activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's revenue by significant product type is disclosed in Note 9. The Company's segments are summarized in the following table.

As at and during the three and nine months ended September 30, 2009, segmented information is presented as follows:

	As at September 30, 2009				As at September 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Cash and cash equivalents	$615	$1,158	$91,355	$93,128	$1,117	$–	$65,310	$66,427
Concentrate awaiting settlement	59	–	–	59	51,263	–	–	51,263
Inventories	19,570	3,140	–	22,710	14,914	–	–	14,914
Other current assets	1,091	911	420	2,422	3,149	–	2,040	5,189
Mining interests	31,677	43,593	333	75,603	121,665	–	31	121,696
Other non-current assets	8,404	1,769	328	10,501	8,398	–	320	8,718

Total assets*	$61,416	$50,571	$92,436	$204,423	$200,506	$–	$67,701	$268,207

*
Total assets do not reflect intercompany balances, which have been eliminated on consolidation

	Three months ended September 30, 2009				Three months ended September 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$1	$–	$–	$1	$(8,880)	$–	$–	$(8,880)
Amortization	69	26	–	95	12,955	–	3	12,958
Operating expenses	1,971	37	–	2,008	44,166	–	–	44,166

Loss from mining operations	(2,039)	(63)	–	(2,102)	(66,001)	–	(3)	(66,004)
Other expenses
General and administration	(120)	219	1,691	1,790	28	–	3,803	3,831
Exploration	2,339	257	27	2,623	982	–	3,249	4,231
Other	(96)	(3)	(222)	(321)	46	–	(214)	(168)

Loss before taxes	(4,162)	(536)	(1,496)	(6,194)	(67,057)	–	(6,841)	(73,898)
Income and mining tax recovery	–	–	–	–	(2,656)	–	–	(2,656)

Net loss and comprehensive loss for the period	$(4,162)	$(536)	$(1,496)	$(6,194)	$(64,401)	$–	$(6,841)	$(71,242)

	Nine months ended September 30, 2009				Nine months ended September 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$3,817	$–	$–	$3,817	$114,149	$–	$–	$114,149
Amortization	170	27	–	197	32,863	–	9	32,872
Operating expenses	5,509	37	–	5,546	104,459	–	–	104,459

Loss from mining operations	(1,862)	(64)	–	(1,926)	(23,173)	–	(9)	(23,182)
Other expenses
General and administration	164	329	5,566	6,059	(943)	–	6,780	5,837
Exploration	8,423	400	124	8,947	2,508	–	15,892	18,400
Other	361	(6)	(1,634)	(1,279)	714	–	1,799	2,513

Loss before taxes	(10,810)	(787)	(4,056)	(15,653)	(25,452)	–	(24,480)	(49,932)
Income and mining tax recovery	–	–	–	–	(220)	–	(1,452)	(1,672)

Loss and comprehensive loss for the period	$(10,810)	$(787)	$(4,056)	$(15,653)	$(25,232)	$–	$(23,028)	$(48,260)

	Three months ended September 30, 2009				Three months ended September 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$187	$5,169	$291	$5,647	$11,622	$–	$–	$11,622

	Nine months ended September 30, 2009				Nine months ended September 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$574	$6,878	$303	$7,755	$36,147	$–	$–	$36,147

13.  SUBSEQUENT EVENTS

On October 8, 2009, the Company issued an additional 2,400,000 units under a 30-day overallotment option granted to the underwriters at an exercise price of $3.15 per unit, for total gross proceeds of $7,560. Also, the Company completed a private placement of 4,000,000 flow-through common shares at an exercise price of $3.75 per share, for total gross proceeds of $15,000.

On November 2, 2009, 899,999 warrants were exercised for proceeds of $1,908.

14.  COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2009.